ARC Group Worldwide, Inc. | 810 Flightline Blvd. | Deland, FL 32724 | (386) 736-4890

March 23, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Ms. Jaskot

RE:                           ARC Group Worldwide, Inc.

Registration Statement on Form S-1

File No. 333-200666

Amendment No. 4

Dear Ms. Jaskot:

ARC Group Worldwide, Inc. (the “Company”) has filed via EDGAR on March 23, 2015 Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1 with respect to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) which were delivered telephonically to Company counsel on March 17, 2015.

In addition to the conforming changes to the Amendment responsive to the Staff comments, the Company has also made certain additional changes, including (i) inclusion of Imperial Capital, LLC as the qualified independent underwriter, (ii) clarification of certain risk factors to indicate that such factors include risks to the Company’s advanced manufacturing operations as well as traditional manufacturing and 3D printing, and (iii) addition of a new risk factor regarding the variability of quarter-to-quarter recognition of revenues.  One risk factor (reliance on a small number of customers) has also been moved up in the positioning of the risk factors.

The Company has also incorporated by reference into the Amendment a Form 8-K filed with the Commission on March 23, 2015 regarding guidance in respect of the Company’s anticipated results of operations for the third quarter of the fiscal year ending June 30, 2015 (that is, the quarter ending March 29, 2015).

In addition, the Company has also included as new exhibits (i) the form of the underwriting agreement; and (ii) the legal opinion regarding the validity of the offered shares.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in the filings, (b) Staff comments or changes to disclosure in response to Staff’s comments do not foreclose the Commission from taking any action with respect to the filings, and (c) the Company may not assert Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions, comments or requests for further information to the undersigned at 212-231-3900 or via email to dkelley@arcgroupworldwide.com.  You may also contact our counsel, Travis L. Gering, at 212-509-4723 or via e-mail travis.gering@wg-law.com.

Very truly yours,

/s/ Drew M. Kelley
Drew M. Kelley
Chief Financial Officer

Cc:                             Jason T. Young, Chairman and Chief Executive Officer

Travis L. Gering, Esq.